Exhibit 3.1

Text of Amendment to Articles of Incorporation

Pursuant to the filing of Articles of Merger with the Nevada Secretary of State, on January 25, 2008 the Articles of Incorporation of Neutron Enterprises, Inc. were amended as follows:

“The name of Neutron Enterprises, Inc. contained in Section 1 of the Neutron Enterprises, Inc. Articles of Incorporation, shall be deleted in its entirety and replaced with the name “Stock-Trak Group, Inc.””